

Mail Stop 3561

May 17, 2016

Via E-mail
Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
8152 Villaverde Drive
Whittier, California 90605

> **Re:**   **Asia Training Institute US, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2016**
> **File No. 333-210847**

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis, page 14

2. We note that your financial statements have been prepared assuming that the company will continue as a going concern. You disclose that you believe that you will be able to generate revenue through the sale of seats at your informative seminars. Please describe your plan of operation, including any specific timeline and related costs. See Item 303(a)(1) of Regulation S-K.

Selling Shareholders, page 18

3. Please disclose any material relationship between any selling shareholder and any affiliates of the company. For example, disclose if Wei-Hseien Lin is related to any of your directors. See Item 507 of Regulation S-K.

4. We note that you are a shell company and that your affiliates acquired the resale shares in November 2015 and January 2016. Therefore, it appears that the shares being offered by affiliates may be an indirect primary offering. Please disclose that the selling shareholders are underwriters or advise.

Directors and Executive Officers and Corporate Governance, page 22

5. Please revise to disclose the principal business of any corporation or other organization by which each officer and director was previously employed. In addition, for each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

6. Please identify the company's promoters. See Item 404(c)(1)(i) of Regulation S-K.

7. Please describe the transaction relating to Chien-Heng Chiang's $24,000 capital contribution. See Item 404(d)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page 28

8. Please provide the information required by Item 701(d) of Regulation S-K.

Exhibit 5.1 – Legal Opinion

9. Please revise to reflect that the Shares are outstanding and "are" duly and validly issued, etc. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
        The Bunker Law Group, PLLC